12028557

Received SEC

DEC 2 1 2012

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/21/2012

Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 17, 2012

Dear Mr. Brandman:

This is in response to your letters dated December 17, 2012 and December 19, 2012 concerning the shareholder proposal submitted to Coca-Cola by James McRitchie. We also have received a letter on the proponent's behalf dated December 18, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 17, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Coca-Cola to amend Coca-Cola's bylaws to permit a shareowner (or a group of shareowners) who beneficially own a net long position of at least 25% of Coca-Cola's outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Coca-Cola directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Jared Brandman <jbrandman@coca-cola.com>
Sent: Wednesday, December 19, 2012 2:25 PM
To: shareholderproposals
Cc: Jared Brandman; *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: #1 Rule 14a-8 Proposal The Coca-Cola Company (KO)`
Attachments: CCE00002.pdf.pdf; SEC No Action Ltr Request.McRitchie-Chevedden Proposal (12-17-12).pdf.pdf

We are in receipt of Mr. Chevedden's letter dated December 18, 2012 regarding The Coca-Cola Company's no-action letter request dated December 17, 2012 (both letters are attached for ease of reference). We confirm that we'd be happy to provide additional information requested by the Staff in order to process the no-action letter, including without limitation, providing the Staff with additional information regarding, or a draft of, the management proposal to be included in the Company's 2013 Proxy Materials, as referenced in our letter. As indicated in our letter, should the Staff have any questions regarding this matter, I can be reached by phone (404-676-2749) as well as email (jbrandman@coca-cola.com).

Happy holidays,
Jared Brandman

Jared Brandman | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2110 | Atlanta, Georgia | 30313-1725
T: 404.676.2749 | M: 404.772.7927 | F: 404.598.2749 | E: jbrandman@coca-cola.com

---

From: : [illegible]
Sent: Wednesday, December 19, 2012 10:12 AM
To: Office of Chief Counsel
Cc: Jared Brandman
Subject: #1 Rule 14a-8 Proposal The Coca-Cola Company (KO)`

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden
cc: James McRitchie

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Special Meeting
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 17, 2012 company request concerning this rule 14a-8 proposal. The company provided absolutely no information on any steps whatsoever that the company might purportedly take in regard to its purported watered-down version of this proposal. The company does not promise to update the Staff on progress in meeting its so-called plan. The company provided no assurance that it will alert the Staff and proponent immediately if its so-called plans change in regard to this proposal topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Jared Brandman <jbrandman@coca-cola.com>

The Coca-Cola Company

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(i)(9)

December 17, 2012

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related supporting statement (the "Proposal") received from James McRitchie (the "Proponent") from its proxy materials for its 2013 Annual Meeting of Shareowners (the "2013 Proxy Materials"). The Proposal was received by the Company on October 25, 2012. Mr. McRitchie's correspondence indicates that he has given John Chevedden and/or his designee a proxy to act on Mr. McRitchie's behalf with respect to the Proposal. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(9) under the Exchange Act.

A copy of the Proposal and all related correspondence with the Proponent and Mr. Chevedden is attached as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to Mr. Chevedden and the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that Mr. Chevedden and the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the staff in response to this letter.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby confirms that this letter is being submitted to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission.

The Proposal[1]

The Proposal states:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in its 2013 Proxy Materials.

Analysis

The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting of Shareowners.

Currently, the Company does not have a provision in its Certificate of Incorporation or By-laws that permits shareowners to call a special meeting. The Company's By-laws currently provide that a special meeting of shareowners may be called "by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer". The Company intends to submit a management proposal at its 2013 Annual Meeting that will ask the Company's shareowners to approve an amendment to the Company's By-laws to permit a shareowner (or group of shareowners) who beneficially own at least a twenty-five percent (25%) "net long position" in the outstanding common stock of the Company to call a special meeting of shareowners (the "Company Proposal").

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

Pursuant to Rule 14a-8(i)(9) under the Exchange Act, a company may properly exclude a shareowner proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting". The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available". See Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareowner-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareowner vote would present alternative and conflicting decisions for shareowners. For example, the Staff recently granted a no-action letter to Harris Corporation ("Harris Corp") dated July 20, 2012, on very similar grounds. Harris Corp received a shareholder proposal asking the board to implement a 10% ownership threshold for the power of shareholders to call a special meeting. Harris Corp advised the Staff that it intended to submit to shareholders a proposal with a 25% ownership threshold. Harris Corp asserted that its proposal and the shareholder's proposal directly conflicted, and as a result, the Staff agreed that it was appropriate to exclude the shareholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9).

Similarly, in Biogen Idec Inc. ("Biogen") (March 13, 2012), the Staff concurred with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 10% of Biogen's common stock to call a special meeting. Biogen represented that its proposal to amend the company's bylaws would permit shareholders holding, in the aggregate, at least 25% of Biogen's common stock held in a "net long position" for at least one year to call a special meeting. The Staff noted that Biogen represented that the shareholder proposal and the Biogen proposal directly conflicted, that the proposals included different thresholds for the percentage of shares required to call a special shareholder meeting and, accordingly, presented alternative and conflicting decisions for shareholders.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in the exclusion of a proposal pursuant to Rule 14a-8(i)(9): Equinix. Inc. (March 27, 2012); Cognizant Technology Solutions Corp. (March 15, 2012); Omnicom Group Inc. (February 27, 2012); Devon Energy Corporation (February 21, 2012); McDonald's Corporation (February 1, 2012); The Dun & Bradstreet Corp. (January 31, 2012); Flowserve Corp. (January 31, 2012); The Wendy's Company (January 31, 2012); Cummins Inc. (January 24, 2012); Hospira, Inc. (January 20, 2012); eBay, Inc. (January 13, 2012); Fluor Corp. (January 11, 2012); Praxair, Inc. (January. 11, 2012); ITT Corp. (February 28, 2011); Southwestern Energy Co. (February 28, 2011); Express Scripts, Inc. (January 31, 2011); Altera Corporation (January 14, 2011); Mattel, Inc. (January 13, 2011); Textron Inc. (January 5,2011); and Gilead Sciences, Inc. (January 4, 2011).

The Company's circumstance is substantially the same as those presented in the above-cited no-action letters. The Company Proposal and the Proposal directly conflict, and inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareowners. Specifically, the Company Proposal would call for a 25% ownership threshold to call a special meeting, and on the other hand, the Proposal would call for a 10% ownership threshold to call such a meeting. Failing to exclude the Proposal from the 2013 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2013 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: John Chevedden
James McRitchie
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

Exhibit A

Copy of the James McRitchie Proposal
and
Correspondence

Rule 14a-8 Proposal (KO)``
*** FISMA & OMB Memorandum M-07-16 ***
to:
Gloria K. Bowden
10/23/2012 09:33 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Gloria K. Bowden" <shareownerservices@na.ko.com>

Info:
This message was sent from the internet.

1 Attachment

CCE00013.pdf

Dear Ms. Bowden,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Muhtar Kent
Chairman of the Board
The Coca-Cola Company (KO)
One Coca Cola Plz
Atlanta GA 30313

Dear Mr. Kent,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by ema*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/24/2012

James McRitchie — Date

Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Gloria K. Bowden <shareownerservices@na.ko.com>
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-676-8409

[KO: Rule 14a-8 Proposal, October 23, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "F" since 2009 with "Very High Governance Risk," "Very High Concern" in director qualifications and "Very High Concern" in Executive Pay – $29 million for our CEO Muhtar Kent. Mr. Kent's pension increased by $8 million ($5.5 million increase in 2010) and his "all other compensation" was $756,000 in 2011 (after $737,000 in 2010). Because these two items were not directly tied to performance, they are difficult to justify in terms of shareholder value.

The large size of our board posed a risk of domination by our Chairman. Eight of our directors were age 70 to 85 – succession planning concern. Eight directors had 10 to 33 years long-tenure. Three of the four directors on our audit committee had 21 to 33 years long-tenure. Director independence erodes after 10-years. Five directors each had seats on 4 to 6 boards of major companies – over-extension concern. Barry Diller, Jacob Wallenberg and Ronald Allen (on our audit committee) received our highest negative votes of 15% to 30%. As a benchmark some of our directors received less than 1% in negative votes.

Mr. Keough was on the board of IAC/InterActiveCorp with Barry Diller. Herbert Allen was on the board of Aircastle Limited with our Audit Committee chair Peter Ueberroth. Such intra-board relationships can compromise director independence.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by e*** FISMA & OMB Memorandum M-07-16 ***

Jane A. Kamenz

To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gloria Bowden; Mark Preisinger
Subject: James McRitchie Proposal re: Deficiency Notice
Attachments: 4290_001.pdf

Dear Mr. Chevedden;

Enclosed please find an eligibility deficiency notice in connection with Mr. James Ritchie's shareholder proposal which you submitted by email on his behalf on October 23, 2012.

Regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2137 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 404.598.2187 | jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Tuesday, October 30, 2012 2:54 PM
To: Jane A. Kamenz
Subject: Attached Image

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

October 30, 2012

Via E-mail & Certified Mail, Return Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On October 23, 2012, we received a letter dated October 24, 2012 from James McRitchie addressed to Mr. Muhtar Kent, Chairman of the Board of The Coca-Cola Company (the "Company") which you submitted on Mr. McRitchie's behalf. In his letter, Mr. McRitchie authorized you to act on his behalf regarding his shareholder proposal which he included in his letter. A copy of this letter and the shareholder proposal are attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in Mr. McRitchie's letter:

> You did not include any information to prove that James McRitchie has continuously held, for at least one year prior to the date you submitted his proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list James McRitchie as a registered holder of shares of Company Common Stock. Since James McRitchie is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove his eligibility (for example, if James McRitchie's shares are held indirectly through his broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If James McRitchie's requisite proof of ownership is not provided, we may exclude his proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136,

One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that if timely and adequate proof of ownership is provided, the Company reserves the right to raise any substantive objections to Mr. McRitchie's proposal at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
James McRitchie
Mark Preisinger

Enclosures

Rule 14a-8 Proposal (KO)``
*** FISMA & OMB Memorandum M-07-16 ***
to:
Gloria K. Bowden
10/23/2012 09:33 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Gloria K. Bowden" <shareownerservices@na.ko.com>

Info:
This message was sent from the internet.

1 Attachment

CCE00013.pdf

Dear Ms. Bowden,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Muhtar Kent
Chairman of the Board
The Coca-Cola Company (KO)
One Coca Cola Plz
Atlanta GA 30313

Dear Mr. Kent,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by emai*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

10/24/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Gloria K. Bowden <shareownerservices@na.ko.com>
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-676-8409

[KO: Rule 14a-8 Proposal, October 23, 2012]
4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "F" since 2009 with "Very High Governance Risk," "Very High Concern" in director qualifications and "Very High Concern" in Executive Pay – $29 million for our CEO Muhtar Kent. Mr. Kent's pension increased by $8 million ($5.5 million increase in 2010) and his "all other compensation" was $756,000 in 2011 (after $737,000 in 2010). Because these two items were not directly tied to performance, they are difficult to justify in terms of shareholder value.

The large size of our board posed a risk of domination by our Chairman. Eight of our directors were age 70 to 85 – succession planning concern. Eight directors had 10 to 33 years long-tenure. Three of the four directors on our audit committee had 21 to 33 years long-tenure. Director independence erodes after 10-years. Five directors each had seats on 4 to 6 boards of major companies – over-extension concern. Barry Diller, Jacob Wallenberg and Ronald Allen (on our audit committee) received our highest negative votes of 15% to 30%. As a benchmark some of our directors received less than 1% in negative votes.

Mr. Keough was on the board of IAC/InterActiveCorp with Barry Diller. Herbert Allen was on the board of Aircastle Limited with our Audit Committee chair Peter Ueberroth. Such intra-board relationships can compromise director independence.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Jane A. Kamenz

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 02, 2012 10:26 PM
To: Jane A. Kamenz
Subject: Rule 14a-8 Proposal (KO) tdt
Attachments: CCE00005.pdf

Dear Ms. Kamenz, Attached is the stock ownership letter. Please let me know by Tuesday whether there is any question.
Sincerely,
John Chevedden
cc: James McRitchie

TD Ameritrade

November 2, 2012

James McRitchie &
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade ac*** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K. Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held in your TD Ameritrade account no less than 100 shares of Coca Cola Co (KO) since 9/9/2011. TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kathy Hagen

Kathy Hagen
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12